DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Darryl Steinhause darryl.steinhause@dlapiper.com T 858.638.6702 F 858.638.5002

May 10, 2016

VIA EDGAR AND OVERNIGHT MAIL

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily REIT I, Inc. Draft Offering Statement on Form 1-A Filed April 20, 2016 File No. 024-10527

Dear Ms. Hunter:

This letter is submitted on behalf of Cottonwood Multifamily REIT I, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 3, 2016 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (File No. 024-10527) submitted for review to the Commission on April 20, 2016, relating to the Company’s offering of up to $50,000,000 of shares of common stock (the “Offering Statement”). The responses provided are based on information provided to DLA Piper, LLP (US) from the Company. The Company is concurrently submitting for review Amendment No. 3 to the draft Offering Statement (the “Amendment No. 3”), which includes changes in response to the Staff’s comments and other applicable changes. We have enclosed with this letter a copy of the Amendment No. 3, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement. A marked copy of the Amendment No. 3 has been mailed to the Staff.

For your convenience, the Staff’s headers and numbering have been reproduced in italics herein, followed by the Company’s responses to each comment. Page references in the SEC’s comment refer to the Offering Statement and page references in the responses refer to the Amendment No. 3. Defined terms used herein but not otherwise defined have the meanings given to them in the Amendment No. 3.

General

1.	We note your disclosure that your managing broker-dealer may re-allow certain fees and commissions to certain employees of Cottonwood Residential, Inc. or Cottonwood Residential O.P., LP. Please revise your disclosure to name these employees. Please also tell us if the employees intend to rely on the safe harbor provisions of Rule 3a4-1 or advise.

Response to Comment No. 1

All employees of Cottonwood Residential, Inc. and Cottonwood Residential O.P., LP who will receive transaction based compensation related to the sale of the Company’s shares of common stock currently hold the appropriate FINRA licenses required to sell such shares. Therefore, none of these employees will rely on the exemption under Rule 3a4-1. Pursuant to our phone conversation with the Staff on April 9, 2015, the Company has not revised the offering circular to include a list of such employees.

Sandra B. Hunter

May 10, 2016

Page Two

If you have any questions or would like additional information regarding the offering please contact me at (858) 638-6702 or Amy Giannamore at (858) 677-1497.

Sincerely,

DLA Piper LLP (US)

/s/ Darryl Steinhause

Partner

DS